  EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Income and Comprehensive Income	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5 - 17

Vox Royalty Corp.
Unaudited Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)

		As at
	Note	September 30, 2022	December 31, 2021
		$	$
Assets
Current assets
Cash and cash equivalents		3,655,305	5,064,802
Accounts receivable		2,831,278	545,494
Prepaid expenses		194,794	377,160
Investments	4	-	2,150,499
Total current assets		6,681,377	8,137,955

Non-current assets
Royalty, stream and other interests	5	32,655,048	17,625,689
Intangible assets	6	1,401,593	1,539,248
Restricted cash	5	700,000	-
Deferred royalty acquisitions		1,296	2,529

Total assets		41,439,314	27,305,421

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	1,643,310	1,129,807
Dividends payable		445,940	-
Income taxes payable		663,701	395,331
Derivative and other liabilities	10	292,421	403,610
Total current liabilities		3,045,372	1,928,748

Non-current liabilities
Derivative and other liabilities	10	406,540	2,924,062
Deferred taxes payable		2,889,292	1,742,936

Total liabilities		6,341,204	6,595,746

Equity
Share capital	8	56,510,657	43,648,023
Equity reserves	9	3,100,006	1,163,397
Deficit		(24,512,553)	(24,101,745)

Total equity		35,098,110	20,709,675

Total liabilities and equity		41,439,314	27,305,421

Commitments and contingencies (Note 14)

Subsequent events (Note 19)

Approved by the Board of Directors on November 15, 2022

Signed “Kyle Floyd” , Director	Signed “Robert Sckalor” , Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

Vox Royalty Corp.
Unaudited Condensed Interim Consolidated Statements of Income and Comprehensive Income
For the nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

	Note	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
		$	$	$	$
Revenue
Royalty revenue		3,181,574	1,223,493	6,088,263	3,077,503
Other revenue		-	-	315,084	-
Total revenue	16	3,181,574	1,223,493	6,403,347	3,077,503

Cost of sales
Depletion	5	(718,567)	(276,782)	(1,331,169)	(598,034)
Gross profit		2,463,007	946,711	5,072,178	2,479,469

Operating expenses
General and administration	11, 13	(1,280,053)	(931,635)	(3,816,731)	(3,308,581)
Share-based compensation	9, 10, 13	(403,143)	(519,767)	(795,151)	(909,559)
Total operating expenses		(1,683,196)	(1,451,402)	(4,611,882)	(4,218,140)

Income (loss) from operations		779,811	(504,691)	460,296	(1,738,671)

Other income (expenses)
Realized loss on investments	4	-	-	(604,574)	-
Unrealized loss on investments	4	-	(16,977)	-	(16,977)
Gain on royalty, stream and other interests		-	-	-	2,030,700
Other income (expenses)	12	152,822	(729,716)	1,854,454	(86,159)
Income (loss) before income taxes		932,633	(1,251,384)	1,710,176	188,893

Income tax expense	17	(848,693)	-	(1,434,059)	-

Net income (loss) and comprehensive income (loss)		83,940	(1,251,384)	276,117	188,893

Weighted average number of shares outstanding
Basic		44,405,490	39,572,048	41,855,991	37,369,340
Diluted		44,405,490	39,572,048	41,899,674	37,369,340

Income (loss) per share
Basic		0.00	(0.03)	0.01	0.01
Diluted		0.00	(0.03)	0.01	0.01

See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

Vox Royalty Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

	Number of Shares	Share Capital	Additional Paid-in Capital	Equity Reserves	Deficit	Total Equity
	#	$	$	$	$	$
	(Note 8)	(Note 8)	(Note 8)	(Note 9)

Balance, December 31, 2020	32,412,324	3,241	29,147,603	3,878,964	(19,112,235)	13,917,573
Share issuance for cash	5,615,766	562	11,981,692	-	-	11,982,254
Share issue costs	-	-	(984,132)	-	-	(984,132)
Shares issued for acquisition of royalties	252,878	25	636,826	-	-	636,851
Exercise of RSUs	1,815,369	206,608	3,472,193	(3,678,801)	-	-
Share redemption (normal course issuer bid)	(735,200)	(138,445)	(690,980)	-	(884,246)	(1,713,671)
Transfer of additional paid-in-capital on continuance from Cayman Islands to Ontario	-	43,563,202	(43,563,202)	-	-	-
Share-based compensation	-	-	-	711,218	-	711,218
Net income and comprehensive income	-	-	-	-	188,893	188,893

Balance, September 30, 2021	39,361,137	43,635,193	-	911,381	(19,807,588)	24,738,986

Balance, December 31, 2021	39,379,199	43,648,023	-	1,163,397	(24,101,745)	20,709,675
Shares issued for acquisition of royalties	4,950,517	12,043,516	-	1,183,086	-	13,226,602
Share issue costs	-	(27,548)	-	-	-	(27,548)
Dividends declared (Note 8)	-	-	-	-	(445,940)	(445,940)
Exercise of RSUs	193,105	395,926	-	(395,926)	-	-
Exercise of warrants	226,234	663,970	-	(131,548)	-	532,422
Share redemption (normal course issuer bid)	(192,200)	(213,230)	-	-	(240,985)	(454,215)
Share-based compensation	-	-	-	1,280,997	-	1,280,997
Net income and comprehensive income	-	-	-	-	276,117	276,117

Balance, September 30, 2022	44,556,855	56,510,657	-	3,100,006	(24,512,553)	35,098,110

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Vox Royalty Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

	Note	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
		$	$	$	$
Cash flows from operating activities
Net income (loss) for the period		83,940	(1,251,384)	276,117	188,893
Adjustments for:
Fair value change of embedded derivatives	10	(289,670)	614,496	(2,142,865)	73,104
Deferred tax expense	17	814,853	-	1,146,356	-
Foreign exchange (loss) gain on cash and cash equivalents		(48,606)	(78,864)	(107,801)	137,522
Gain on royalty, stream and other interests		-	-	-	(2,030,700)
Share-based compensation	9, 10	403,143	519,767	795,151	909,559
Amortization	6	45,885	45,885	137,655	137,655
Depletion	5	718,567	276,782	1,331,169	598,034
Realized loss on investments	4	-	-	604,574	-
Unrealized loss on investments	4	-	16,977	-	16,977
		1,728,112	143,659	2,040,356	31,044
Changes in non-cash working capital:
Accounts receivable		(1,236,288)	1,082,310	(2,491,143)	(267,163)
Prepaid expenses		104,972	13,902	182,366	39,702
Accounts payable and accrued liabilities		344,509	106,232	351,503	543,040
Income tax liability		24,801	-	268,370	-
Net cash flows from operating activities		966,106	1,346,103	351,452	346,623

Cash flows from (used in) investing activities
Acquisition of royalties	5	(36,578)	(1,021,553)	(4,180,843)	(9,363,369)
Pre-acquisition royalty revenues	5	1,414,276	-	1,414,276	-
Restricted cash	5	-	-	(700,000)	-
Deferred royalty acquisitions		(1,296)	-	1,233	15,218
Proceeds from sale of investments	4	-	-	1,545,925	-
Net cash flows from (used in) investing activities		1,376,402	(1,021,553)	(1,919,409)	(9,348,151)

Cash flows from (used in) financing activities
Share issuance	8	-	-	-	13,354,501
Share redemption (normal course issuer bid)	8	(268,351)	(1,022,664)	(454,215)	(1,713,671)
Share issue costs	8	-	(18,121)	(27,548)	(984,132)
Exercise of warrants		-	-	532,422	-
Net cash flows from (used in) financing activities		(268,351)	(1,040,785)	50,659	10,656,698

Increase (decrease) in cash and cash equivalents		2,074,157	(716,235)	(1,517,298)	1,655,170
Impact of foreign exchange on cash and cash equivalents		48,606	78,864	107,801	(137,522)
Cash and cash equivalents, beginning of the period		1,532,542	5,308,977	5,064,802	3,153,958

Cash and cash equivalents, end of the period		3,655,305	4,671,606	3,655,305	4,671,606

Supplemental cash flow information (Note 15)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

1.	Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on February 20, 2018. The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the Nasdaq Stock Market under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on accretive acquisitions on a net asset value and cash flow per share basis, with a particular emphasis on return of investment. Approximately 80% of the Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties.

2.	Basis of preparation

(a)	Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS34”), as issued by the International Accounting Standards Board (“IASB”) and apply the same accounting policies and application as disclosed in the annual financial statements for the year ended December 31, 2021. They do not include all of the information and disclosures required by IFRS for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended September 30, 2022 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2022. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2021.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on November 15, 2022.

(b)	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars, unless otherwise indicated.

(c)	Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d)	Currency translation

Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and all of its subsidiaries. All amounts have been rounded to the nearest dollar, unless otherwise noted.

(e)	Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

5

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

3.	Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2021.

4.	Investments

Investment activity for the nine months ended September 30, 2022

During the nine months ended September 30, 2022, the Company sold 7,270,408 common shares of Electric for total cash proceeds of C$1,965,934 ($1,545,925). The total realized loss on investment was $604,574. As at September 30, 2022, the Company holds Nil shares in Electric.

5.	Royalty, stream and other interests

As at and for the nine months ended September 30, 2022:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Wonmunna	Australia	-	14,527,467	-	14,527,467	-	(538,676)	-	(538,676)	13,988,791
Janet Ivy	Australia	2,494,285	-	-	2,494,285	(29,633)	-	-	(29,633)	2,464,652
Koolyanobbing	Australia	2,487,741	161,997	-	2,649,738	(797,157)	(381,855)	-	(1,179,012)	1,470,726
South Railroad	USA	2,316,757	-	-	2,316,757	(37,581)	(6,184)	-	(43,765)	2,272,992
Limpopo	South Africa	-	1,150,828	-	1,150,828	-	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(18,587)	(377,985)	-	(396,572)	309,853
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(70,767)	(13,928)	-	(84,695)	391,028
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Brauna	Brazil	262,328	-	-	262,328	(37,101)	(12,541)	-	(49,642)	212,686
Montanore	USA	61,572	-	-	61,572	-	-	-	-	61,572
Uley	Australia	212,393	-	-	212,393	-	-	-	-	212,393
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Other	Australia	1,393,686	-	-	1,393,686	-	-	-	-	1,393,686
Other	Peru	1,500,000	45,609	-	1,545,609	-	-	-	-	1,545,609
Other	Canada	60,018	474,627	-	534,645	-	-	-	-	534,645

Total		18,616,515	16,360,528	-	34,977,043	(990,826)	(1,331,169)	-	(2,321,995)	32,655,048

6

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

As at and for the year ended December 31, 2021:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Janet Ivy	Australia	-	2,494,285	-	2,494,285	-	(29,633)	-	(29,633)	2,464,652
Koolyanobbing	Australia	1,130,010	1,357,731	-	2,487,741	-	(797,157)	-	(797,157)	1,690,584
South Railroad	USA	-	2,316,757	-	2,316,757	-	(37,581)	-	(37,581)	2,279,176
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	-	953,349	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	-	583,612	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	-	(18,587)	-	(18,587)	687,838
Lynn Lake (MacLellan)	Canada	-	873,088	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(9,338)	(61,429)	-	(70,767)	404,956
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Brauna	Brazil	262,328	-	-	262,328	(11,498)	(25,603)	-	(37,101)	225,227
Montanore	USA	-	61,572	-	61,572	-	-	-	-	61,572
Uley	Australia	212,393	-	-	212,393	-	-	-	-	212,393
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Graphmada	Madagascar	188,437	-	(188,437)	-	-	(2,602)	2,602	-	-
Other	Australia	1,173,883	302,758	(82,955)	1,393,686	-	-	-	-	1,393,686
Other	Peru	500,000	1,000,000	-	1,500,000	-	-	-	-	1,500,000
Other	Canada	-	60,018	-	60,018	-	-	-	-	60,018

Total		8,884,737	10,003,170	(271,392)	18,616,515	(20,836)	(972,592)	2,602	(990,826)	17,625,689

Total royalty, stream and other interests include carrying amounts in the following countries:

	September 30 30, 2022	December 31, 2021
	$	$
Australia	24,479,628	10,724,623
USA	2,334,564	2,340,748
South Africa	1,914,844	764,016
Canada	1,407,733	933,106
Brazil	662,817	675,358
Nigeria	309,853	687,838
Peru	1,545,609	1,500,000

	32,655,048	17,625,689

Royalty acquisitions for the nine months ended September 30, 2022

Limpopo

On April 27, 2022, Vox completed the acquisition of a portfolio of two royalties from a private South African registered company (the “SA Vendor”). The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the full extent of the Limpopo PGM Project (“Limpopo”). The upfront consideration was $1,139,628, settled by the issuance of 409,500 common shares of the Company.

The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo. As at September 30, 2022, these additional amounts have not been recorded in the statement of financial position, as the production milestones have not been achieved.

Wonmunna

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine (“Wonmunna”) from a private company. The royalty is a 1.25% to 1.50% sliding scale Gross Revenue Royalty (“GRR”), with 1.25% payable when the benchmark 62% iron ore price is below A$100/t and 1.50% GRR payable when the benchmark 62% iron ore price is above A$100/t. Notwithstanding the acquisition date of the royalty, all royalty payments due and payable to the holder of the royalty are for the benefit of Vox commencing April 1, 2022.

7

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

The total upfront consideration paid on May 26, 2022 was $15,703,991, broken down as follows:

-	Cash of $4,050,000 (inclusive of a $50,000 deposit paid prior to closing);
-	Issuance of 4,350,000 common shares of the Company, valued at $10,470,905;
-

Issuance of 3,600,000 common share purchase warrants of the Company. Each whole warrant is exercisable to acquire one common share at a price of C$4.50, expiring March 25, 2024. The fair value of the warrants on the issuance date was $1,183,086. The fair value of the warrants is based on the Black-Scholes valuation model (“BSM”) option pricing model with the following assumptions: stock price C$3.09 ($2.41), expected dividend yield – 0%, expected volatility – 46%, risk-free interest rate – 2.53% and an expected life of 1.83 years; and

The carrying amount of the Wonmunna royalty asset was subsequently reduced for the royalty revenues earned for the period April 1, 2022 to May 25, 2022 of $1,208,917.

In addition, there was a holdback amount of $700,000 (recorded as restricted cash) that becomes due and payable following the completion of certain conditions for a period up to December 31, 2024.

Gold Portfolio

On June 3, 2022, Vox completed the acquisition of two royalties from an individual prospector residing in Canada, along with all personal rights held to a third potential royalty. The royalties include a 1.0% Net Smelter Royalty (“NSR”) royalty over part of the Goldlund Project in Ontario, an effective 0.60% NSR royalty over the Beschefer Project in Quebec, and any personal rights held to a 1.50% NSR royalty over the Gold River deposit in Ontario. The upfront consideration was a cash payment of $79,499.

The Company will make additional cash payments or issue additional common shares (at Vox’s sole election), subject to the satisfaction of certain conditions, as follows:

-

C$500,000 or issue up to a maximum of 184,399 common shares in September 2022. This payment was settled on September 7, 2022, with the issuance of 173,058 common shares for total consideration of $387,816;

-	C$700,000 or issue up to a maximum of 258,159 common shares in January 2023; and
-	C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.

As at September 30, 2022, the additional amounts related to January 2023 and December 2023 have not been recorded in the statement of financial position, as the conditions have not yet been met.

El Molino

On June 9, 2022, Vox acquired all of Terrace Gold’s (a subsidiary of Nuheara Limited) rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty (“El Molino”). The upfront consideration issued was $45,167, settled by the issuance of 17,959 common shares of the Company.

A further payment of $450,000 is payable in cash, following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions. As at September 30, 2022, this additional amount has not been recorded in the statement of financial position, as the registration of the El Molino royalty rights has not been completed.

Koolyanobbing

On September 30, 2022, the Company recorded a liability relating to the first contingent milestone payment owing on the Koolyanobbing royalty. Per the terms of the royalty sale and purchase agreement between Vox Royalty Australia Pty Ltd. and Vonex Limited, dated April 21, 2020, a first milestone cash payment of A$250,000 ($161,997) is due upon the achievement of a specific cumulative tonnage achieved, which was reached during the three months ended September 30, 2022.

6.	Intangible assets

Database
$
Cost at:
December 31, 2021	1,837,500
Additions	-
September 30, 2022	1,837,500

Accumulated amortization at:
December 31, 2021	298,252
Additions	137,655
September 30, 2022	435,907

Net book value at:
December 31, 2021	1,539,248
September 30, 2022	1,401,593

8

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

7.	Accounts payable and accrued liabilities

	September 30, 2022	December 31, 2021
	$	$
Trade payable	367,031	196,198
GST payable	366,104	150,832
Accrued liabilities	910,175	782,777

	1,643,310	1,129,807

8.	Share capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at September 30, 2022 and at December 31, 2021 is as follows:

	September 30, 2022	December 31, 2021
	$	$
Issued and outstanding: 44,556,855 (December 31, 2021: 39,379,199) common shares	56,510,657	43,648,023

Share issuances for the nine months ended September 30, 2022

On April 27, 2022, the Company issued 409,500 common shares for the purchase of the Limpopo royalties, for total consideration of $1,139,628.

On May 26, 2022, the Company issued 4,350,000 common shares for the purchase of the Wonmunna royalty, for total consideration of $10,470,905.

On June 9, 2022, the Company issued 17,959 common shares for the purchase of the El Molino royalty, for total consideration of $45,167.

On September 7, 2022, the Company issued 173,058 common shares as a first milestone payment related to the gold royalty portfolio, for total consideration of $387,816.

On November 18, 2021, the Company renewed its normal course issuer bid (“NCIB”), allowing the Company to purchase up to 1,968,056 common shares from time to time during the period of November 19, 2021 through November 18, 2022. During the nine months ended September 30, 2022, the Company purchased and cancelled 192,200 common shares, purchased at an average share price of C$3.03. The value was allocated $213,230 to share capital and $240,985 to deficit. See Note 19 for the renewal of the NCIB.

Dividends

On September 20, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share to shareholders of record as of the close of business on October 21, 2022. Total dividends of $445,940 was paid on November 4, 2022.

9.	Equity reserves

Warrants

The following summarizes the warrant activity for the nine months ended September 30, 2022 and 2021:

	September 30, 2022		September 30, 2021
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	251,762	3.00	272,341	3.00
Granted	3,600,000	4.50	-	-
Exercised	(226,234)	3.00	-	-
Expired	(25,528)	3.00	-	-

Outstanding, end of period	3,600,000	4.50	272,341	3.00

Exercisable, end of period	3,600,000	4.50	272,341	3.00

9

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

The following table summarizes information of warrants outstanding and exercisable as at September 30, 2022:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
March 25, 2024	3,600,000	4.50	1.48

	3,600,000	4.50	1.48

See Note 10 for additional warrants classified under derivative and other liabilities.

The Company used the BSM to estimate the grant date fair value of warrants granted during the period using the following weighted average assumptions:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Expected stock price volatility	46%	N/A
Risk-free interest rate	2.53%	N/A
Expected life	1.83 years	N/A
Grant date share price	$ 2.41	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

See Note 5 for warrants issuance as part of the acquisition of the Wonmunna royalty.

Options

The Company maintains an omnibus long-term incentive plan dated May 19, 2020 (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As at September 30, 2022, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

The following table summarizes the stock option activity for the nine months ended September 30, 2022 and 2021:

	September 30, 2022		September 30, 2021
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	$
Outstanding, beginning of period	799,826	3.25	6,000	3.50
Granted	804,158	4.16	819,826	3.27
Expired	-	-	(26,000)	3.88

Outstanding, end of period	1,603,984	3.71	799,826	3.25

Exercisable, end of period	600,954	3.55	-	-

The following table summarizes information of stock options outstanding as at September 30, 2022:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	799,826	3.75	399,914	3.75
March 9, 2027	4.16	804,158	4.44	201,040	4.44

		1,603,984	4.10	600,954	3.98

10

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

The Company used the BSM to estimate the grant date fair value of stock options granted during the period using the following weighted average assumptions:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Expected stock price volatility	35%	36%
Risk-free interest rate	1.65%	0.96%
Expected life	5 years	4.91 years
Grant date share price	$ 3.09	$ 2.62
Expected forfeiture rate	-	-
Expected dividend yield	-	-

During the nine months ended September 30, 2022, 804,158 stock options were granted and vest in 25% increments on each of September 9, 2022, March 9, 2023, September 9, 2023 and March 9, 2024.

In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the nine months ended September 30, 2022, 263,548 RSUs were granted and vest in 25% increments on each of September 9, 2022, March 9, 2023, September 9, 2023 and March 9, 2024.

The share-based compensation expense related to the RSUs will be recorded over the vesting period.

The following summarizes the RSU activity for the nine months ended September 30, 2022 and 2021:

	September 30, 2022		September 30, 2021
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	581,696	2.13	2,124,906	2.04
Granted	263,548	3.01	292,842	2.16
Exercised	(193,105)	2.05	(1,815,369)	2.03

Outstanding, end of period	652,139	2.51	602,379	2.13

Vested, end of period	198,688	2.49	12,901	2.40

10.	Derivative and other liabilities

The following summarizes the derivative and other liabilities balance:

	September 30, 2022	December 31, 2021
	$	$
Warrants	502,663	2,645,528
PSUs	196,298	682,144
	698,961	3,327,672
Less: current portion	292,421	403,610

Non-current portion	406,540	2,924,062

11

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

Warrants

The following summarizes the warrant activity for nine months ended September 30, 2022 and 2021:

	September 30, 2022		September 30, 2021
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	5,097,550	4.50	2,289,667	4.50
Granted	-	-	2,807,883	4.50

Outstanding, end of period	5,097,550	4.50	5,097,550	4.50

Exercisable, end of period	5,097,550	4.50	5,097,550	4.50

The following table summarizes information of warrants outstanding and exercisable as at September 30, 2022:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
May 14, 2023	2,289,667	4.50	0.62
March 25, 2024	2,807,883	4.50	1.48

	5,097,550	4.50	1.10

The Company used the BSM to estimate the grant date fair value of warrants during the period using the following weighted average assumptions:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Expected stock price volatility	36%	51%
Risk-free interest rate	3.76%	0.61%
Expected life	1.10 years	2.10 years
Grant date share price	$ 2.18	$ 1.96
Expected forfeiture rate	-	-
Expected dividend yield	-	-

On February 3, 2021, the Company held a Warrant Holder Meeting (“Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable Performance Share Units (“PSUs”) based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

12

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

The following summarizes the PSU activity for the nine months ended September 30, 2022 and 2021:

	September 30, 2022		September 30, 2021
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	787,584	1.36	648,246	1.36
Increase for the period	103,554	0.30	138,976	0.79

Outstanding, end of period	891,138	0.30	787,222	1.26

Vested, end of period	-	-	-	-

The Company used the Monte Carlo simulation model to estimate the grant date fair value of PSUs during the period using the following weighted average assumptions:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Expected stock price volatility	41%	51%
Risk-free interest rate	3.84%	0.56%
Expected life	0.90 years	1.16 years
Grant date share price	C$ 2.93	C$ 3.15
Expected forfeiture rate	-	-
Expected dividend yield	-	-

11.	General and administration

The Company’s general and administrative expenses incurred for three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$	$	$
Corporate administration	352,698	361,216	1,110,565	908,463
Nasdaq listing costs	118,605	-	264,503	-
Professional fees	168,416	89,034	433,938	560,386
Salaries and benefits	594,449	435,500	1,870,070	1,702,077
Depreciation	45,885	45,885	137,655	137,655

	1,280,053	931,635	3,816,731	3,308,581

12.	Other income

The Company’s other income earned for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$	$	$
Fair value change of embedded derivatives	289,670	(614,496)	2,142,865	(73,104)
Transaction costs related to Offering (Note 8)	-	-	-	(111,715)
Foreign exchange gain (expense)	(158,180)	(118,024)	(321,160)	86,670
Interest income	21,332	2,804	32,749	9,990

	152,822	(729,716)	1,854,454	(86,159)

13

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

13.	Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$	$	$
Short-term employee benefits	468,699	331,250	1,513,324	1,307,084
Share-based compensation	309,765	246,932	491,595	418,337

	778,464	578,182	2,004,919	1,725,421

14.	Commitments and contingencies

As at September 30, 2022, the Company did not have any right-of-use assets or lease liabilities.

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved or have been involved with, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis and certain consulting agreements, as follows:

October 1, 2022 to September 30, 2023
$
Leases	12,980
Consulting agreements	15,389

28,369

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)	6,493,033
Janet Ivy(1)	1,943,970
Goldlund(1)	875,465
Brits(1)	1,250,000
Bullabulling(2)	647,990
Koolyanobbing	323,995
El Molino	450,000
Uley(1)	142,558

12,127,011

(1) The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.

(2) The milestone payment may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.

14

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

15.	Supplemental cash flow information

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$	$	$
Change in accrued royalty acquisition costs	132,732	(1,000,000)	161,998	-
Change in accrued deferred royalty acquisitions	-	-	-	(22,479)
Change in accrued share issue costs	-	(14,697)	-	-
Change in accrued dividends	445,940	-	445,940	-
Change in accounts receivable related to Wonmunna pre-acquisition royalty revenues	1,619,635	-	205,359	-
Share issuance for royalty acquisition costs	387,816	-	12,043,516	636,851
Warrants issuance for royalty acquisition costs	-	-	1,183,086	-

16.	Segment information

For the nine months ended September 30, 2022 and 2021, the Company operated in one reportable segment being the acquisition of royalty interests.

For the three and nine months ended September 30, 2022 and 2021, revenues generated from each geographic location is as follows:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$	$	$
Australia	2,297,881	1,204,530	4,165,098	2,972,638
Nigeria	866,526	-	1,872,736	-
Canada	-	-	315,084	-
Brazil	17,167	18,963	34,924	49,946
USA	-	-	15,505	-
Madagascar	-	-	-	54,919

Total	3,181,574	1,223,493	6,403,347	3,077,503

The Company has the following non-current assets in eight geographic locations:

	September 30, 2022	December 31, 2021
	$	$
Australia	25,180,924	10,724,623
USA	2,334,564	2,340,748
South Africa	1,914,844	764,016
Peru	1,545,609	1,500,000
Canada	1,407,733	933,106
Cayman Islands	1,401,593	1,541,777
Brazil	662,817	675,358
Nigeria	309,853	687,838

Total	34,757,937	19,167,466

17.	Income taxes

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$	$	$
Current tax expense	33,840	-	287,703	-
Deferred tax expense	814,853	-	1,146,356	-

Income tax expense	848,693	-	1,434,059	-

15

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

18.	Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2022 and the year ended December 31, 2021.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at September 30, 2022, the Company had cash and cash equivalents of $3,655,305 (December 31, 2021 - $5,064,802) and working capital of $3,636,005 (December 31, 2021 - $6,209,207).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and derivative and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at September 30, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income and other comprehensive income by $506,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious and/or base metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of the derivative and other liabilities were estimated based on the assumptions disclosed in Note 10.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2022 and December 31, 2021, the Company does not have any financial instruments measured at fair value after initial recognition, except derivative and other liabilities, which are estimated using Level 3 inputs.

16

Vox Royalty Corp.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Expressed in United States Dollars)

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at September 30, 2022:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative and other liabilities	-	-	(698,961)	(698,961)

	-	-	(698,961)	(698,961)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at September 30, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income and comprehensive income.

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of year	3,327,672	1,042,642
Issuance of Offering warrants (Note 10)	-	1,372,247
Change in valuation of financing warrants (Note 10)	(2,142,865)	517,971
Share-based compensation expense on PSUs (Note 10)	(485,846)	394,812

Balance, end of period	698,961	3,327,672

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at September 30, 2022, the capital structure of the Company consists of $35,098,110 (December 31, 2021 - $20,709,675) of total equity, comprising of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

19.	Subsequent events

On November 14, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on January 13, 2023 to shareholders of record as of the close of business on December 30, 2022.

On November 7, 2022, the Company submitted a notice of intention to make an NCIB to the TSXV and renew its current NCIB (the “Notice”). Under the terms of the Notice, the Company may repurchase for cancellation, up to 2,229,697 common shares, being 5% of the total number of 44,593,950 common shares outstanding as at November 7, 2022. Subject to receipt of final approval from the TSXV, the repurchases are to be made at market prices through the facilities of the TSXV or other recognized Canadian marketplaces, or through the facilities of the Nasdaq, during the period November 21, 2022 to November 20, 2023.

On November 9, 2022, Vox executed a binding royalty sale and purchase agreement (“FQM RSPA”) to acquire two royalties and the option rights held on two additional royalties from First Quantum Minerals Ltd. (“FQM”). The royalties include a 2.0% NSR royalty over part of the Estrades Project in Québec (“Estrades”), a 0.49% NSR royalty over the Opawica Project in Québec (“Opawica”), a right to acquire a 2% NSR (1% buyback for C$3,000,000) over the Winston Lake Project in Ontario (“Winston Lake”), and a right to acquire a 2% NSR over the Norbec & Millenbach Project in Québec (“N&M”). Pursuant to the terms of the FQM RSPA, on closing, Vox will issue to FQM C$525,000 of Vox common shares, being 164,319 common shares of the Company at an issue price of C$3.1950 per common share for the Estrades and Opawica royalties. Additional closings and cash payments of C$100,000 (Winston Lake) and C$25,000 (N&M) will be due and payable following (i) the exercise of separate third-party option agreements, (ii) the issuance of the Winston Lake and N&M royalties to FQM, and (iii) the assignment of the Winston Lake and N&M royalties to Vox.

17